2025 Fighting Against Forced Labour and Child Labour

2 Methanex 2025 Fighting Against Forced and Child Labour Report Our Business This Report is provided in accordance with the Canadian Fighting Against Forced Labour and Child Labour Act¹ for the year ending December 31, 2025. Methanex Corporation is a Canada Business Corporations Act company, headquartered in Vancouver, Canada, with common shares traded on the Toronto Stock Exchange and on the Nasdaq Global Select Market. Methanex is a leading producer and supplier of methanol, a commodity petrochemical, to customers in Asia Pacific, North America, Europe, and South America. On June 27, 2025, Methanex completed the acquisition of OCI Global’s international methanol business, further expanding our global asset base. The transaction included a methanol facility in Beaumont, Texas (which also produces a small amount of ammonia, distributed primarily within North America), a 50 per cent interest in an additional methanol facility in Beaumont, a low-carbon methanol marketing business, and an idled methanol facility in the Netherlands. Methanex’s production sites are located in Canada, Chile, Egypt, New Zealand, Trinidad and Tobago, and the United States. Methanex sells methanol worldwide through an extensive marketing and distribution system, with marketing offices in North America (Houston and Vancouver), Europe (Amsterdam and Brussels), Asia Pacific (Hong Kong, Shanghai, Tokyo, Seoul, and Beijing), and South America (Santiago). Methanex also sells methanol purchased from third-party suppliers through spot market transactions and methanol purchase agreements. Please see our 2025 Annual Information Form for a description of our principal operating subsidiaries. The majority of methanol that we sell in Canada is produced at our production site in Medicine Hat, Alberta. We also import a small amount of methanol into Canada from our production sites in the United States and Trinidad and Tobago. With the exception of the Medicine Hat, Alberta facility, Methanex’s production facilities are located adjacent to deepwater ports. Methanol is pumped from our coastal plants by pipeline to these ports for shipping. We lease or own in-region storage and terminal facilities in North America, Europe, South America, and Asia Pacific. We also use barge, rail, pipelines, and, to a lesser extent, truck transport in our delivery system. Our subsidiary, Waterfront Shipping Limited,² is a global marine transportation company specializing in the safe, responsible, and reliable transport of methanol and clean petroleum products to customers in Asia Pacific, North America, Europe, and South America. Waterfront Shipping is based in Canada and operates its fleet of approximately 30 vessels primarily through long-term time charters. It also has a subsidiary in Singapore that provides shipping-related services such as logistics, operations, and commercial chartering support to its parent company. ¹  This Report is also provided in accordance with the Modern Slavery Act 2015 (UK) and Modern Slavery Act 2018 (Cth) (Australia) per the 2025 multi-jurisdictional agreement. ²  Mitsui O.S.K Lines, Ltd. has a 40 per cent minority interest in Waterfront Shipping Limited.

3 Methanex 2025 Fighting Against Forced and Child Labour Report Our Policies and Due Diligence Processes At Methanex, we are committed to respecting and promoting human rights and safe working conditions. We conduct all business activities in accordance with: our Core Values of Trust, Respect, Integrity, and Professionalism; our commitment to the Responsible Care® Ethic and Principles for Sustainability, a United Nations recognized chemical industry initiative; and our Code of Business Conduct. Our standard procurement contracts require our suppliers to comply with all applicable laws and with applicable Responsible Care policies. Methanex will not tolerate the exploitation of children, or the trafficking, physical punishment, abuse, or involuntary servitude of any worker. Our Human Rights Policy explicitly prohibits the use of forced labour and child labour, slavery, or human trafficking in any of our global operations or facilities, and extends this prohibition to our suppliers and contractors. This prohibition in our operations and facilities is also reflected in our Code of Business Conduct. We include a reference to our Human Rights Policy and the prohibition of forced and child labour in our operations and supply chain in our Code of Business Conduct e-learning module. These e-learning modules are completed annually by all team members, including members of Methanex’s Board of Directors, and by new employees as part of their onboarding process. The training content helps to ensure that all employees are aware of and adhere to our standards against forced and child labour. In 2025, Methanex employees and contractors maintained a 100 per cent participation rate in this module. Our Contractor Management Standard also outlines a consistent, global approach for contractor selection and onboarding, on-site supervision and risk management, offboarding, and performance review for all contractors working at our manufacturing sites. The Standard includes rigorous health and safety requirements to verify that contractors working within our manufacturing environment have the appropriate knowledge, skills, and training to work safely. In one of our higher-risk manufacturing regions, our Recruitment and Selection Guideline requires specific actions for age verification. We believe that focusing on building and maintaining a strong safety culture amongst the contractors we engage also has the benefit of reducing the risk of forced labour and child labour. In 2026, Methanex progressed work to implement our prohibition on the use of forced and child labour. This includes developing a Supplier Code of Conduct, which is expected to be implemented in 2026, and incorporating modern slavery provisions into certain global contracts. The Supplier Code of Conduct, once finalized and rolled out with suppliers, will reinforce Methanex’s commitment to promoting ethical practices and compliance throughout our supply chain. As part of its due diligence, Waterfront Shipping will only do business with shipping companies that have an International Transport Workers’ Federation (ITF) Blue Card. An ITF Blue Card signifies that the ship owner has entered into an ITF Agreement with an ITF maritime affiliate union, which provides the seafarers basic pay, guaranteed overtime, overtime rate, leave pay, and subsistence allowance. In addition, Waterfront Shipping vessels have clear stop-work processes with “speak- up” policies and anonymous grievance hotlines. We conduct safety visits across all our time charter vessels and our spot and contract of affreightment vessels. These visits include checking that the crew work-rest balance is being monitored and crew are getting adequate rest and shore-leave, the atmosphere on board the vessel is respectful, and efforts are made to promote mental health awareness and monitoring. At the end of 2024, Waterfront Shipping enhanced its safety questionnaire to assess the risk of forced labour, including verifying crew members’ ages, ensuring timely and full payment of wages, and confirming access to personal documents. In 2025, this process was streamlined with improved technology in order to strengthen oversight. Full implementation of this improved process is expected in early 2026. These measures support the identification and mitigation of potential forced labour risks to promote a safe and ethical working environment.

4 Methanex 2025 Fighting Against Forced and Child Labour Report Forced Labour and Child Labour Risks In 2023, Methanex conducted a gap analysis in line with OECD Due Diligence Guidance and assessed forced and child labour risks across 200 Tier 1 suppliers which represented approximately 98 per cent of our global spend. The assessment considered supplier countries and industries, using sources such as UNICEF, the International Labour Organization, Walk Free’s Global Slavery Index, and the UN Global Compact. The gap analysis showed most countries where Methanex (including those of our newly acquired assets) operates are considered low to medium risk for forced and child labour. Most regions where we procure products and services are also considered low- to medium-risk. The gap analysis identified two higher-risk countries where Methanex operates manufacturing sites, and five additional higher-risk countries from which we occasionally source goods. We continue to monitor these risks in these regions with a greater focus on understanding potential implications. In 2025, Methanex continued to assess its supply chain and considers ocean freight, contracting services, and catalysts as higher risk for forced or child labour. Catalysts remain higher risk due to the potential sourcing of minerals from conflict- affected areas. Methanex sources catalysts from a single supplier, whose purchase agreement was updated in 2024 to prohibit forced and child labour. The supplier also produces an annual Modern Slavery and Human Trafficking Transparency Statement and aligns with OECD Due Diligence Guidance, ensuring that critical minerals are ethically sourced and do not contribute to conflict or human rights abuses. In 2025, Methanex incorporated modern slavery provisions, including covenants on the absence of forced labour in the supplier’s workforce with the right of termination for breach, into two global manufacturing agreements. In the future, this contractual language will be rolled out regionally as appropriate. These initiatives, together with the ongoing development of the Supplier Code of Conduct, support Methanex’s commitment to addressing forced and child labour risks throughout our supply chain.

5 Methanex 2025 Fighting Against Forced and Child Labour Report Remediation, Training, and Effectiveness Attestation REMEDIATION We did not identify any instances of forced labour or child labour in our activities or supply chain, and as a result no measures were required to remediate loss of income to the most vulnerable families. We plan to expand the use of contractual language that allows for contract termination in the case of such activities. TRAINING All team members, including Methanex’s Board of Directors, are required to complete a Code of Business Conduct e-learning module annually as part of our Annual Values Refresher. This module includes a short test to verify their understanding of the content. As previously noted, the module now references our Human Rights Policy and the prohibition of forced and child labour in our operations and supply chain. All senior leaders must acknowledge their responsibility to communicate the Code’s expectations to team members under their supervision. New team members are required to review and acknowledge the Code as part of our hiring and onboarding process. ASSESSING EFFECTIVENESS The Corporate Governance Committee of the Board of Directors has oversight of management’s work regarding child labour and forced labour and compliance with relevant legislation, and receives an annual update regarding risks and progress against identified recommendations. In accordance with the requirements of the Fighting Against Forced Labour and Child Labour in Supply Chains Act, and in particular section 11 thereof, I, in the capacity of Chair of the Corporate Governance Committee, attest that I have reviewed the information contained in the report on behalf of the governing body of the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed within this report. Maureen Howe Chair of the Corporate Governance Committee “I have the authority to bind Methanex Corporation.” March 5, 2026

METHANEX CORPORATION 1800 Waterfront Centre 200 Burrard Street Vancouver, BC Canada V6C 3M1 GENERAL INQUIRIES: Investor Relations +1 604 661 2600 or Toll Free +1 800 661 8851 invest@methanex.com METHANEX.COM